                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                    --------------------------
                                                          OMB APPROVAL
                                                    --------------------------
                       FORM N-17f-2                 OMB NUMBER:      3235-0360
                                                    EXPIRES:     JULY 31, 2006
    Certificate of Accounting of Securities         ESTIMATED AVERAGE BURDEN
   and Similar Investments in the Custody of        HOURS PER RESPONSE.....1.0
       Management Investment Companies              --------------------------
   Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

--------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                          Date examination completed:

   811-08212                                                                    August 31, 2004
--------------------------------------------------------------------------------------------------------------
2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
--------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   J.P. Morgan Series Trust II
--------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

   Stephanie Dorsey, 1111 Polaris Parkway,Suite 2J, OH1-1235,Columbus, OH. 43240
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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[PRICEWATERHOUSECOOPERS LOGO]

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   PricewaterhouseCoopers Center
                                                   300 Madison Avenue
                                                   New York NY 10017
                                                   Telephone (646) 471 3000
                                                   Facsimile (813) 286 6000


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees of J.P. Morgan Series Trust II:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about J.P. Morgan Series Trust II (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2004. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2004, and with respect to agreement of security purchases and sales, for the period from May 31, 2004 (the date of our last examination), through August 31, 2004:

- Count and inspection of all securities located in the vaults of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor,
   New York, NY 11245 and 522 Fifth Avenue, New York, NY 10036 without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

- Reconciliation of all such securities to the books and records of the Trust and the Custodian;

- Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the J.P. Morgan Series Trust II was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2004 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

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This report is intended solely for the information and use of the Board of
Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
January 7, 2005

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the J.P. Morgan Series Trust II (the "Trust") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2004, and from May 31, 2004 through August 31, 2004.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2004, and from May 31, 2004 through August 31, 2004, with respect to securities reflected in the investment accounts of the Trust.


J.P. Morgan Series Trust II

By:    /s/ Stephanie J. Dorsey
      -----------------------------------
       Name of Company Official

       Treasurer
      -----------------------------------
       Title

       January 6, 2005
      -----------------------------------
       Date